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ITEM 77.Q.1(b)

     The following non-fundamental restrictions were deleted in Registrant's post-effective amendment no. 67 filed on October 14, 1999:

1. The limitation for Lutheran Brotherhood Opportunity Growth Fund, Lutheran Brotherhood Mid Cap Growth Fund, and Lutheran Brotherhood World Growth Fund which prevents those funds from holding more than 5% of their assets in debt obligations.

2. The limitation for Lutheran Brotherhood High Yield Fund which prevents it from holding more than 20% of its assets in equity securities, and the limitation of Lutheran Brotherhood Income Fund which prevents it from holding more than 10% of its assets in common stock and 25% of its assets in high yield securities, common stocks, and convertible bonds and preferred stocks.

3. The limitation which prevents Registrant's series from entering into futures contracts if the sum of the open futures contracts purchases and sales and the futures contracts subject to options would exceed 30% of the market value of a Fund's assets.

4. The restriction on the sale of put options, which was modified to allow the sale of put options if they are part of a combined position.